Big Derby Distilling Co.



ANNUAL REPORT

1250 Alaskan Way

Seattle , WA 98101

0

https://copperworksdistilling.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Copperworks Distilling Co. ("Copperworks" or the "Company") produces American Single Malt Whiskey, Gin, and vodka all from a base of malted barley. We sell our spirits through our tasting room and retail store on the downtown Seattle Waterfront, through distribution in bars, restaurants, grocery stores, and liquor stores throughout Washington, and with targeted distribution in Las Vegas, Canada, and Australia.

Copperworks is nationally recognized as a craft spirits industry leader and as one of the top producers of American Single Malt Whiskey, as indicated by the company being named "Distillery of the Year" in 2018 by the American Distilling Institute. Our sales history and enthusiastic customer response have proven that our products are exceptional and desirable, and we now plan to scale production and offer additional customer experience opportunities to meet unfilled demand and supply markets outside our home state.

Big Derby Distilling Company dba Copperworks Distilling Co. was initially organized as Derby Distilling Company, a Washington corporation on January 13, 2011 and formally changed its name to Big Derby Distilling Company on November 2, 2011.

Previous Offerings

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $776,980.62

Number of Securities Sold: 1,992,258

Use of proceeds: Operations and production

Date: April 29, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $105,938.35

Number of Securities Sold: 2,118,767

Use of proceeds: Operations

Date: February 25, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The following circumstances have led to the performance of our financial statements:

More than seven years of successful operation with increased annual revenues. We had our best year ever in 2019 and were on track to have even greater beverage-related revenues in 2020 until COVID-19 closed our tasting room and most of our bar and restaurant customers.

2013 - $44,565.45 (Partial Year - Began Sales in September)

2014 - $268,730.90

2015 - $353,748.74

2016 - $527,640.39

2017 - $726,201.43

2018 - $857,229.56

2019 - $895,182.31

2020 - $1,026,360.37

2021 - $850,004.59

A seasoned industry professional directs the company. Experienced, trained staff and high-capacity equipment allow quick growth.

Stunning showpiece distillery and tasting room in highly visible waterfront location attracting an estimated 30,000 visitors to the distillery in 2019. Post pandemic numbers should return to same.

Located in a tourist district with an estimated 6.9 million visitors to the Seattle waterfront in 2017, possibly surpassing 20 million by 2024.

Internationally recognized products: Copperworks whiskeys and gins have won double-gold medals and scored 94-96 points in competitions.

Revenue
Revenue for fiscal year 2021 was $,850,005 about 83% compared to fiscal year 2020 revenue of $1,026,360.

Though revenue was down by seventeen percent over the previous year, 49 percent of the 2020 revenue ($499,888) were from the sale of hand sanitizer rather than beverage alcohol. Revenues from beverage alcohol were $526,472.53 in 2020 and were $705,420 in 2021, an increase of 41%. In 2021, no revenue was from hand sanitizer. With the pandemic mostly over, we see bars and restaurants ordering our products again, and our tasting room has now been open since June 1, 2021 and we anticipate revenues to approach pre-pandemic levels soon.

Gross margins

Gross profit in 2021 was $691,142, up from a gross profit of $335,218 in 2020. an increase of 49%. Gross margins as a percentage of revenue increased from 33% in 2020 to 43x% in 2021.

Expenses

Expenses in 2021 were $529,524, up $22,569 from expenses of $506,955 in 2020. This increase is due to rent being offset (some deferred and some abated) in 2022, but back to full rent in 2021.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $1,012,605.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Micah Nutt

Amount Owed: $1,646,111.00

Interest Rate: 1.9%

Maturity Date: November 09, 2023

Creditor: John Parker

Amount Owed: $60,000.00

Interest Rate: 1.59%

Maturity Date: November 20, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: President

Dates of Service: January 29, 2011 - Present

Responsibilities: Company leadership. Jason Parker has an annual salary of $18,764,80 and equity compensation of 0 shares per annum.

Position: Secretary

Dates of Service: January 29, 2011 - Present

Responsibilities: Manage all board and committee meeting logistics.

Name: Micah Nutt

Micah Nutt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: November 02, 2011 - Present

Responsibilities: Leadership and back-up to President. Micah Nutt has an annual salary of $0 and equity compensation of 0 shares per annum. Micah is not currently working for Copperworks in a day-to-day operational capacity.

Name: Jeffrey Kanof

Jeffrey Kanof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: February 24, 2019 - Present

Responsibilities: Leadership. Back-up to President. Jeffrey Kanof has an annual salary of $94,000 and equity compensation of 0 shares per year.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Micah Nutt

Amount and nature of Beneficial ownership: 8,474,547

Percent of class: 42.1

Title of class: Common Stock

Stockholder Name: Jason Parker (2,000,000 shares); Big Derby Distilling Company 401(k) Plan fbo Jason Parker (6,474,547 shares)

Amount and nature of Beneficial ownership: 8,474,547

Percent of class: 42.1

RELATED PARTY TRANSACTIONS

Name of Entity: Micah Nutt

Relationship to Company: Officer

Nature / amount of interest in the transaction: Issuer of an outstanding loan of $1,653,611 to the company, with a due date of 11/09/2023

Material Terms: Interest paid annually of 1.9%

Name of Entity: John Parker

Relationship to Company: Family member

Nature / amount of interest in the transaction: Loan of $60,000.

Material Terms: Loan of $60,000, 1.59% interest rate, Maturity date of 11/20/2022.

Name of Entity: Jeffrey Kanof

Relationship to Company: Director

Nature / amount of interest in the transaction: Sale of voting common shares

Material Terms: Sale of 2,118,767 voting common shares for a total price of $105,938.35.

OUR SECURITIES

The company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,433,962 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 37,000,000 with a total of 20,128,339 outstanding.

Voting Rights

1 vote per share. Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock held by such holder.

Material Rights

The Corporation and the Voting Common Shareholders were party to a certain Shareholder Agreement which governed the ownership of the shares of the Corporation's voting common stock (the "Voting Common Stock") owned by such Voting Common Shareholders (the "Original Shareholder Agreement").

Please see the Company's Original Shareholder Agreement attached as Exhibit F.

Non-Voting Common Stock

The amount of security authorized is 13,000,000 with a total of 1,992,258 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

First Amended Shareholder Agreement

On or about January 31, 2020, certain Non-Voting Common Shareholders purchased shares of the Corporation's non-voting common stock (the "Non-Voting Common Stock") pursuant to certain Subscription Agreements by and between the Corporation and such Non-Voting Common Shareholders, which Non-Voting Common Stock was purchased as part of the Corporation's Wefunder Regulation Crowdfunding financing (the "Wefunder Financing"). In connection with the Wefunder Financing, the Corporation and the Voting Common Shareholders amended and restated the Original Shareholder Agreement on the terms set forth in that certain First Amended and Restated Shareholder Agreement, dated as of January 31, 2020 (the "First Amended Shareholder Agreement").

Please see the Company's First Amended Shareholder Agreement attached as Exhibit F.

Second Amended and Restated Shareholder Agreement

This Second Amended and Restated Shareholder Agreement (this " Shareholder Agreement"), by and among the holders of Voting Common Stock, the holders of Non-Voting Common Stock and collectively with the Voting Common Shareholders, the "Shareholders"), and Big Derby Distilling Company, a Washington corporation (the "Corporation").

1. The undersigned acknowledges that the Securities will be subject to restrictions on transfer in this document and as set forth in the Company's Second Amended and Restated Shareholder Agreement (the "Shareholder Agreement"), a copy of which is attached hereto as Exhibit F, which Shareholder Agreement sets forth certain rights and restrictions related to ownership of

the Securities, including, without limitation, restrictions on the sale and transfer of the Securities.

2. If the undersigned is an individual, then the undersigned resides in the state identified in the address of the undersigned set forth on the signature page hereto; if the undersigned is a partnership, corporation, limited liability company or other entity, then the office or offices of the undersigned in which its principal place of business is identified in the address or addresses of the undersigned set forth on the signature page hereto. In the event that the undersigned is not a resident of the United States, the undersigned hereby agrees to make such additional representations and warranties relating to the undersigned's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of the Securities.

3. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

4. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding and in compliance with the terms set forth in the Shareholders Agreement.

5. At the time of the Closing, the Company shall have received executed signature pages from the undersigned (and the undersigned's spouse, if applicable) to the Shareholder Agreement.

6. Non-Voting Securities; Limited Power of Attorney. The undersigned acknowledges that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. The undersigned, and any successors or assigns of the undersigned (the "Grantor") (to the fullest extent permitted by applicable law) appoints the Company, or any other designee of the Company, as its true and lawful attorney-in-fact in the undersigned's name, place and stead, with full power of substitution, to: (a) take such actions as are permitted in this Subscription Agreement, the Company's Articles of Incorporation, the Shareholder Agreement, or otherwise with respect to the Securities, including, without limitation, executing on behalf of the undersigned all documents related to or in furtherance of any of the actions contemplated thereunder; and (b) carry out the intent of this Subscription Agreement. The undersigned hereby acknowledges that the limited power-of-attorney is coupled with an interest and is irrevocable.

7. Repurchase. If the Company determines, in its sole discretion, that it is likely that within six

months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by Section 12(g) thereof, or that the Company is otherwise subject to registration under the Exchange Act, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (a) the Purchase Price; and (b) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this section, the following terms shall have the meanings set forth below:

"Change of Control" means (a) a transaction or series of related transactions in which any, person" or "group" (within the meaning of Section 13(d) and 14(d) of the Exchange Act), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company; (b) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (c) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Dissolution Event" means (a) a voluntary termination of operations; (b) a general assignment for the benefit of the Company's creditors; or (c) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation.

"Financing Price" means the price per share or conversion price of a class of share issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

8. Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by

reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Please also see the Shareholder Agreement attached as Exhibit F. An additional signature for the Shareholder Agreement is required and provided in the subscription agreement.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

In addition to the restrictions on transfer set forth in the Company's Shareholder Agreement, any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares in the amount of up to $4,999,999.86 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Micah

Micah Nutt is now a non-working officer. As such, it is likely that the company will not make the same progress as it would if he were working part or full time.

Small Business

Our future success depends on the efforts and relationships of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Industry/Whiskey

The current distilled spirits market growth could slow or stop in the future which may adversely effect the company.

Reduction of Tourism

A portion of our future success depends on the tourism on the Seattle waterfront. Construction projects, pandemics, natural disaster, and other factors may reduce the level of tourism based traffic and therefore have an adverse effect on the company.

Distribution

The spirits industry has seen a large amount of consolidation in the companies that handle distribution. As a result of the three-tier regulatory system we are substantively reliant on distribution companies. Such consolidation my make it difficult to expand distribution and lack of expanded distribution may have an adverse effect on the company.

Supplier

A portion of our future success is attributable to our relationships with key vendors and suppliers. Events related to such vendors and suppliers relationships, such as loss of goods or services from such key vendors and suppliers, could adversely effect the company.

Political

The political climate could change such that it is more challenging to sell our products in various markets and/or obtain the materials needed to create our products. For example, increased or extended tariffs and/or embargos with certain countries would adversely effect the company.

Natural Disaster

An earthquake or other disaster could occur that would destroy our stocks of aging spirits and/or our entire facility. While we are insured for such occurrence, it may adversely effect the company.

Dilution

Each investor's stake in us could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or other types of investments).

Lack of Profit

We have not yet been profitable, and believe we will continue to incur net losses in future years due to expansion and growth. We may require additional capital in the future, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth, severely limit our operations, or cause us to curtail or terminate our operations.

Prohibition

The U.S. Government could enact legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

Competition

The distilled spirits industry is fiercely competitive. The company will face competition from other craft distillers as well as mass market distilleries and conglomerates with much larger marketing budgets.

COGS

Cost of ingredients and raw materials may fluctuate. Increased costs for packaging materials and ingredients could negatively impact our margins, cash flow, financial projections, and reduce our overall revenues.

Regulatory

Aspects of our business and our products are regulated at the local, state, and federal levels. The nature and scope of future legislation and regulations cannot be predicted. While we anticipate that the company and our products will be in compliance with all applicable laws, rules, and regulations, there still may be risks and costs that such laws, rules, and regulations may change with respect to present or future operations. Such changes and additional costs may increase the cost of investments and operations and may decrease the demand for products and services.

Past Performance/Future Results

Although we have been in operations for over 8 years and have had revenue growth every year, past performance is not a guarantee of future results.

Covid-19 Risk Factor

Our results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020. The impacts of the outbreak are unknown and rapidly evolving. We either currently rely or could in the future rely on third-party suppliers and manufacturers in China or other countries impacted by COVID-19. This outbreak has resulted in the extended shutdown of certain businesses in China and otherwise, which may in turn result in disruptions or delays to our supply chain or supply chains of parties we contract with. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our products. In addition, Washington State and the area in and around Seattle have responded with local lockdowns which have, and could in the future continue to, negatively impact our business or the businesses of third parties we contract with.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Big Derby Distilling Co.

By /s/ *Jason Parker*

      Name: <u>Big Derby Distilling Co.</u>

      Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Jason Parker, the President of Big Derby Distilling Co, DBA Copperworks Distilling Co., hereby certify that the financial statements of Big Derby Distilling Co. and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Big Derby Distilling Co has not yet filed its federal tax return for 2021, For the year 2020, the amounts reported on our tax return was a total income of $297,743; taxable income of $-393,486; and total tax of $.0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2022.

 ___(Signature)

___President_____ (Title)

__4/29/2022_____ (Date)

Big Derby Distilling Company

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	0.00
Cash Drawer	490.00
Checking Account - WaFd Bank	533,977.33
Checking Account - Wells Fargo Bank	477,495.01
Petty Cash	67.56
Sale Receipts	0.00
Savings Account #1259	575.10
Savings Account #7583	0.00
Savings Account #9372	0.00
Total Bank Accounts	**1,012,605.00**
Total Bank Accounts	**$1,012,605.00**
Accounts Receivable	
Accounts Receivable	88,640.09
Total Accounts Receivable	**$88,640.09**
Other Current Assets	
A/R Other	0.00
Deposit in Transit	0.00
Excise Tax Over/Under Paid	0.00
Inventory Asset	0.00
Finished Goods	0.00
Barrel Gin	31,088.00
Gin	39,936.00
New Make Whiskey	0.00
Other Producers	160.01
Vodka	7,188.00
Whiskey	36,095.00

Big Derby Distilling Company

Balance Sheet
As of December 31, 2021

	TOTAL
Total Finished Goods	**114,467.01**
IA Raw Materials	0.00
IA 2013 - Raw Materials	0.00
IA Barrel	0.00
IA Botanicals	0.00
IA Bottles	128.40
IA Corks	18,696.77
IA GNS	0.00
IA Labels - Food	0.00
IA Labels - Spirits	14,259.71
IA Malt	0.00
IA Yeast	0.00
Total IA Raw Materials	**33,084.88**
Merchandise	12,705.23
WIP (Work in Process)	
Gin in Barrels	97,025.51
Other WIP	121,858.00
Whiskey in Barrels	1,359,986.41
Total WIP (Work in Process)	**1,578,869.92**
Work in Process	
Contracted Wash - BS	0.00
Total Work in Process	**0.00**
Total Inventory Asset	**1,739,127.04**
Inventory Asset-1	0.00
Jason Parker Advance	0.00
Loan Interest Payable	0.00
Micah Nutt Advance	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,739,127.04**
Total Current Assets	**$2,840,372.13**
Fixed Assets	
Accumulated Depreciation	-755,105.76
Back Bar	14,468.80
Capital Lease - Toyota Lift Northwest	29,933.00
Construction in Progress	48,979.65

Big Derby Distilling Company

Balance Sheet
As of December 31, 2021

	TOTAL
Leasehold Improvement	485,654.51
Bathroom	5,541.89
Construction Services - MEP	8,936.64
Constrution Supplies & Material	0.00
Decoration & Decor	0.00
Total Leasehold Improvement	**500,133.04**
Office Furniture & Equipment	
Office Furniture	0.00
Technology Equipment	10,321.60
Total Office Furniture & Equipment	**10,321.60**
Production Equipment	865.15
Cellar	177,731.96
Stillhouse	723,709.45
Warehouse	2,745.00
Barrel	0.00
Barrel Rack	5,491.22
Warehouse Structure	4,095.91
Total Warehouse	**12,332.13**
Total Production Equipment	**914,638.69**
Signage	23,702.37
Software	2,000.00
Tasting Room	44,108.44
Tools	0.00
Vehicle	0.00
Total Fixed Assets	**$833,179.83**
Other Assets	
Accumulated Amortization	-47,598.50
Deferred Tax Asset	220,500.00
Deferred Tax Valuation Allowance	-220,500.00
J. Parker Loan	0.00
Logo Design Copperworks	42,748.80
Rent Deposit	36,982.50
Start Up Cost	0.00
Website	4,850.00
Total Other Assets	**$36,982.80**
TOTAL ASSETS	**$3,710,534.76**

Big Derby Distilling Company

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	16,882.62
Total Accounts Payable	**$16,882.62**
Credit Cards	
#0356 -Credit Card, closed 12/2013	0.00
#0789/3303 - C1 Credit Card, Jason	0.00
#1650/3965/3473/1342 - WF CC, Jeff	2,316.38
#5159 WF CC - Ethan	44.00
#5167 WF CC - Barrett	0.00
#5175 WF CC - Thomas	386.11
#6586 -WF Credit Card, Micah	0.00
#6684/1367 - WF Credit Card, Jason	36,319.93
Total Credit Cards	**$39,066.42**
Other Current Liabilities	
City of Seattle Payable	0.00
Sales Tax Payable	0.00
Total City of Seattle Payable	**0.00**
Deferred Rent	79,475.90
Department of Revenue Payable	0.00
Sales Tax Payable	1,332.25
Total Department of Revenue Payable	**1,332.25**
Deposits, Non-rental	2,450.00
Event Deposits Payable	0.00
Gift Certificate	12,813.00
Loan Payable - Jason Parker	0.00
Loan Payable - John Parker	56,082.91
Out of Pocket Expenses	0.00
Paycheck Protection Program Loan	0.00
Payroll 401K Payable	0.00
Payroll Liabilities, EE/ER	2,093.50
PT/P L&I	0.00
Total Payroll Liabilities, EE/ER	**2,093.50**
Salary Payable	0.00
Tax Liabilities	
B&O Tax Payable	0.00
Liter Tax Payable	2,762.63
Sales Tax Payable	0.00
WA Spirit Sales Tax Payable	10,464.81

Big Derby Distilling Company

Balance Sheet

As of December 31, 2021

	TOTAL
Total Tax Liabilities	**13,227.44**
WA State DOR Payable	0.00
Sales Tax Payable	0.00
Total WA State DOR Payable	**0.00**
Total Other Current Liabilities	**$167,475.00**
Total Current Liabilities	**$223,424.04**
Long-Term Liabilities	
Loan Payable - Micah Nutt	0.00
Loan Payable - Toyota Lift Northwest	23,143.51
Loan, John Parker	0.00
Long Term - Notes Payable	1,646,111.73
Shareholder Loan Payable	0.00
Total Long-Term Liabilities	**$1,669,255.24**
Total Liabilities	**$1,892,679.28**
Equity	
Capital Paid-In - 401k Plan	346,388.30
Capital Paid-In - Officer 1	100,000.00
Capital Paid-In - Officer 2	100,000.00
Capital Stock	513,564.58
Non-Voting Paid in Capital	1,756,368.06
Opening Balance Equity	0.00
Retained Earnings	-998,604.12
Net Income	138.66
Total Equity	**$1,817,855.48**
TOTAL LIABILITIES AND EQUITY	**$3,710,534.76**

Big Derby Distilling Company

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-2,109.36
Distributor	
ASMW - Export	11,702.34
ASMW - Standard Release	113,360.04
ASMW Limited Edition - Single Cask	47,411.00
Cask Finished Gin - Limited Edition	5,650.50
Cask Finished Gin - Standard	16,320.00
Gin	44,798.16
Plum Gin	954.00
Vodka	18,165.30
Total Distributor	**258,361.34**
Hand Sanitizer Income	2,797.57
Rental Space Income	750.00
Retail Income Non-Taxable	
Merchandise Sales Non Taxable	12,136.00
Total Retail Income Non-Taxable	**12,136.00**
Retail Income Taxable	
Liquor Retail Sales	
Gin Retail Sales	25,753.66
Vodka Retail Sales	17,114.25
Whiskey, Retail Sales	404,191.36
Total Liquor Retail Sales	**447,059.27**
Merchandise Sales Taxable	18,571.13
Tour & Tasting Fees	74,487.71
Total Retail Income Taxable	**540,118.11**
Sales of Product Income	76.49
Services	30,605.00
Wholesale	
Barrel Gin Off-Premise	286.40
Gin Wholesale, Off-Premise	1,080.30
Gin Wholesale, On-Premise	250.00
Vodka Wholesale, Off-Premise	1,168.80
Whiskey, Off-premise sales	3,111.83
Whiskey, On-premise sales	1,372.11
Total Wholesale	**7,269.44**
Total Income	**$850,004.59**

Big Derby Distilling Company

Profit and Loss
January - December 2021

	TOTAL
Cost of Goods Sold	
COGS - Hand Sanitizer	0.00
COGS Finished Goods	
COGS Barrel Gin	58,755.63
COGS Gin	72,946.47
COGS New Make Whiskey	403.27
COGS Vodka	33,416.06
COGS Whiskey	223,406.13
Distilled Spirits Tax	6,212.08
Order Discounts	7,267.83
Shipping, Freight & Delivery - COS	2,812.56
Total COGS Finished Goods	**405,220.03**
COGS Merchandise	16,089.93
Freight Costs & Import Fees	54,096.16
Total COGS Merchandise	**70,186.09**
Distributor Sample Costs	12,453.15
Total Cost of Goods Sold	**$487,859.27**
GROSS PROFIT	**$362,145.32**
Expenses	
Bad Debt Expense	2.00
Charitable Contributions	27,200.00
General and Administrative	
Cleaning & Bathroom Supplies	879.18
Computer & Web Expenses	2,642.10
Financial Expenses	
Amortization Expense	1,817.00
Banking & Transaction Fees	19,451.54
Depreciation Expense	34,996.00
Interest Expense	32,627.64
Total Financial Expenses	**88,892.18**
Insurance Expenses	21,262.00
Meals & Entertainment	3.20
Meals Business Meetings	956.35
Meals/Food Items for Staff	91.16
Total Meals & Entertainment	**1,050.71**
Membership Dues & Subscriptions	4,314.09
Office Supplies	885.97

Big Derby Distilling Company

Profit and Loss

January - December 2021

	TOTAL
Payroll Expenses	
Benefits & Admin Fees	100.00
Employee Benefits	987.50
Payroll Service Processing Fee	1,928.56
Payroll Taxes	24,669.71
Salary and Wage	183,979.25
Tips	-1,319.63
Total Payroll Expenses	**210,345.39**
Postage & Shipping Supplies	358.39
Professional Services	39,578.62
Rent Expense - G&A	38,899.87
Repairs & Maint, non-production equip	2,010.54
Software Monthly Fees	12,219.54
Taxes, License, Permits, Fees	12,622.94
B&O Tax	5,519.90
Late Tax Payment Fee	367.97
Out of State Liquor Tax	73.51
Total Taxes, License, Permits, Fees	**18,584.32**
Training and Development	620.23
Travel Expense	26.10
Air Travel	1,644.43
Local Transportation	217.14
Lodging	1,096.90
Total Travel Expense	**2,984.57**
Utilities	3,656.39
Total General and Administrative	**449,184.09**
Marketing/Communication & Sales	3,106.64
Advertising	4,099.63
Collateral and Materials	4,810.47
Competition and Award Fees	2,719.00
Marketing Event Supplies/Expense	1,740.67
Public Relations	15,319.26
Website & Social Media	1,680.00
Total Marketing/Communication & Sales	**33,475.67**
Membership Dues & Subscriptions	100.00
Production Expenses	
Allocated to Inventory	-419,305.20
Barrels	15,843.00
Cellar Equipment	2,540.37
Contracted Wash	12,519.24
Production Depreciation	56,949.00

Big Derby Distilling Company

Profit and Loss
January - December 2021

	TOTAL
Production Equipment Rent/Lease	6,733.50
Production Supplies	4,615.44
Production Wages	46,621.72
Raw Materials	1,190.00
Botanicals	6,621.31
Bottles	54,630.66
Corks	14,669.27
GNS	3,834.00
Labels - Spirits	12,976.81
Malt	2,862.54
Total Raw Materials	**96,784.59**
Rent Expense - Barrel Storage	31,252.77
Rent Expense - Production	126,422.54
Repairs & Maintenance - Prod	4,053.17
Research & Development	1,160.30
Truck Rental, incl fuel	3,570.61
Utilities	10,238.95
Total Production Expenses	**0.00**
QuickBooks Payments Fees	20.89
Tasting Room Expenses	
Depreciation Tasting Room	2,527.00
Repairs & Maintenance - Tasting Room	2,491.90
Supplies - Tasting Room	12,117.93
Bitters and Tinctures	2,404.41
Total Supplies - Tasting Room	**14,522.34**
Total Tasting Room Expenses	**19,541.24**
Total Expenses	**$529,523.89**
NET OPERATING INCOME	$ -167,378.57
Other Income	
Cash Over or Short	-33.22
Interest Income	380.16
Other Income	165,809.98
Sale of Fixed Assets	3,775.00
Total Other Income	**$169,931.92**
Other Expenses	
Distributor Service & Freight Expense	2,414.69
Total Other Expenses	**$2,414.69**
NET OTHER INCOME	$167,517.23
NET INCOME	**$138.66**

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts	0.00
Cash Drawer	490.00
Checking Account - WaFd Bank	6,758.36
Checking Account - Wells Fargo Bank	-98.87
Petty Cash	100.07
Sale Receipts	0.00
Savings Account #1259	275.06
Savings Account #7583	0.00
Savings Account #9372	0.00
Total Bank Accounts	7,524.62
Total Bank Accounts	$7,524.62
Accounts Receivable	
Accounts Receivable	22,246.47
Total Accounts Receivable	$22,246.47
Other Current Assets	
A/R Other	0.00
Deposit in Transit	0.00
Excise Tax Over/Under Paid	0.00
Inventory Asset	0.00
Finished Goods	0.00
Barrel Gin	69,534.00
Gin	9,169.00
New Make Whiskey	0.00
Other Producers	0.00
Vodka	6,761.00
Whiskey	61,998.00

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
Total Finished Goods	**147,462.00**
IA Raw Materials	0.00
IA 2013 - Raw Materials	0.00
IA Barrel	0.00
IA Botanicals	0.00
IA Bottles	0.00
IA Corks	22,241.68
IA GNS	0.00
IA Labels - Food	0.00
IA Labels - Spirits	12,102.42
IA Malt	0.00
IA Yeast	0.00
Total IA Raw Materials	**34,344.10**
Merchandise	11,448.64
WIP (Work in Process)	
Gin in Barrels	18,616.77
Other WIP	82,702.05
Whiskey in Barrels	1,413,856.17
Total WIP (Work in Process)	**1,515,174.99**
Work in Process	
Contracted Wash - BS	0.00
Total Work in Process	**0.00**
Total Inventory Asset	**1,708,429.73**
Inventory Asset-1	0.00
Jason Parker Advance	396.95
Loan Interest Payable	0.00
Micah Nutt Advance	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$1,708,826.68**
Total Current Assets	**$1,738,597.77**
Fixed Assets	
Accumulated Depreciation	-686,309.51
Back Bar	14,468.80
Capital Lease - Toyota Lift Northwest	29,933.00

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
Leasehold Improvement	485,654.51
Bathroom	5,541.89
Construction Services - MEP	8,936.64
Constrution Supplies & Material	0.00
Decoration & Decor	0.00
Total Leasehold Improvement	**500,133.04**
Office Furniture & Equipment	
Office Furniture	-952.62
Technology Equipment	8,805.64
Total Office Furniture & Equipment	**7,853.02**
Production Equipment	
Cellar	178,986.94
Stillhouse	723,709.45
Warehouse	2,745.00
Barrel	18,862.88
Barrel Rack	4,291.22
Warehouse Structure	4,095.91
Total Warehouse	**29,995.01**
Total Production Equipment	**932,691.40**
Signage	23,702.37
Software	2,000.00
Tasting Room	44,108.44
Tools	0.00
Vehicle	1,645.75
Total Fixed Assets	**$870,226.31**
Other Assets	
Accumulated Amortization	-45,781.50
Deferred Tax Asset	220,500.00
J. Parker Loan	0.00
Logo Design Copperworks	42,748.80
Rent Deposit	42,488.00
Start Up Cost	0.00
Website	4,850.00
Total Other Assets	**$264,805.30**
TOTAL ASSETS	**$2,873,629.38**

Big Derby Distilling Company

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-1,008.84
Total Accounts Payable	**$ -1,008.84**
Credit Cards	
#0356 -Credit Card, closed 12/2013	0.00
#0789/3303 - C1 Credit Card, Jason	0.00
#3473/1342 - WF Credit Card, Jeff	1,975.84
#5159 WF CC - Ethan	28.10
#5167 WF CC - Barrett	433.96
#5175 WF CC - Thomas	497.44
#6586 -WF Credit Card, Micah	0.00
#6684/1367 - WF Credit Card, Jason	12,115.46
Total Credit Cards	**$15,050.80**
Other Current Liabilities	
City of Seattle Payable	0.00
Sales Tax Payable	0.00
Total City of Seattle Payable	**0.00**
Deferred Rent	71,714.27
Department of Revenue Payable	0.00
Sales Tax Payable	310.08
Total Department of Revenue Payable	**310.08**
Deposits, Non-rental	6,816.00
Event Deposits Payable	0.00
Gift Certificate	9,859.00
Loan Payable - Jason Parker	0.00
Loan Payable - John Parker	56,082.91
Out of Pocket Expenses	0.00
Paycheck Protection Program Loan	0.00
Payroll 401K Payable	0.00
Payroll Liabilities, EE/ER	1,510.07
PT/P L&I	0.00
Total Payroll Liabilities, EE/ER	**1,510.07**
Salary Payable	0.00
Tax Liabilities	
B&O Tax Payable	0.00
Liter Tax Payable	1,758.88
Sales Tax Payable	0.00
WA Spirit Sales Tax Payable	6,879.35

Big Derby Distilling Company

Balance Sheet
As of December 31, 2020

	TOTAL
Total Tax Liabilities	8,638.23
WA State DOR Payable	7.27
Sales Tax Payable	0.00
Total WA State DOR Payable	7.27
Total Other Current Liabilities	$154,937.83
Total Current Liabilities	**$168,979.79**
Long-Term Liabilities	
Loan Payable - Micah Nutt	28,848.67
Loan Payable - Toyota Lift Northwest	28,857.73
Loan, John Parker	0.00
Long Term - Notes Payable	1,646,111.73
Shareholder Loan Payable	0.00
Total Long-Term Liabilities	**$1,703,818.13**
Total Liabilities	$1,872,797.92
Equity	
Capital Paid-In - 401k Plan	346,388.30
Capital Paid-In - Officer 1	100,000.00
Capital Paid-In - Officer 2	100,000.00
Capital Stock	513,564.58
Non-Voting Paid in Capital	718,707.09
Opening Balance Equity	0.00
Retained Earnings	-505,179.13
Net Income	-272,649.38
Total Equity	$1,000,831.46
TOTAL LIABILITIES AND EQUITY	**$2,873,629.38**

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Income	
Distributor	
ASMW - Export	11,152.00
ASMW - Standard Release	41,287.00
ASMW Limited Edition - Single Cask	8,698.51
Cask Finished Gin - Limited Edition	1,824.05
Cask Finished Gin - Standard	16,080.00
Gin	37,310.16
Vodka	8,323.20
Total Distributor	**124,674.92**
Hand Sanitizer Income	491,078.83
Retail Income Non-Taxable	
Merchandise Sales Non Taxable	9,052.44
Total Retail Income Non-Taxable	**9,052.44**
Retail Income Taxable	
Liquor Retail Sales	
Barrel Gin Retail Sales	0.00
Gin Retail Sales	30,571.35
Vodka Retail Sales	16,769.14
Whiskey, Retail Sales	279,397.38
Total Liquor Retail Sales	**326,737.87**
Merchandise Sales Taxable	7,998.05
Tour & Tasting Fees	21,762.72
Total Retail Income Taxable	**356,498.64**
Sale of Asset - Hand Sanitizer	8,809.01
Services	27,950.48
Wholesale	
Barrel Gin Off-Premise	888.64
Barrel Gin On-Premise	421.81
Gin Wholesale, Off-Premise	678.94
Gin Wholesale, On-Premise	16.00
Vodka Wholesale, Off-Premise	1,432.10
Vodka Wholesale, On-Premise	40.72
Whiskey, Off-premise sales	3,939.89
Whiskey, On-premise sales	877.95
Total Wholesale	**8,296.05**
Total Income	**$1,026,360.37**

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Cost of Goods Sold	
COGS - Hand Sanitizer	404,458.37
COGS Finished Goods	
COGS Barrel Gin	46,585.82
COGS Gin	37,998.14
COGS New Make Whiskey	387.14
COGS Vodka	12,931.66
COGS Whiskey	105,283.97
Distilled Spirits Tax	11,432.75
Order Discounts	6,467.23
Shipping, Freight & Delivery - COS	5,553.47
Total COGS Finished Goods	226,640.18
COGS Merchandise	9,761.18
Freight Costs & Import Fees	44,505.26
Total COGS Merchandise	54,266.44
Distributor Sample Costs	5,777.14
Total Cost of Goods Sold	$691,142.13
GROSS PROFIT	$335,218.24
Expenses	
Bad Debt Expense	243.18
General and Administrative	
Cleaning & Bathroom Supplies	14.99
Computer & Web Expenses	2,855.22
Financial Expenses	
Amortization Expense	4,360.00
Banking & Transaction Fees	16,839.09
Depreciation Expense	34,608.00
Interest Expense	37,587.61
Total Financial Expenses	93,394.70
Insurance Expenses	24,089.00
Meals & Entertainment	
Meals Business Meetings	424.94
Meals/Food Items for Staff	38.75
Total Meals & Entertainment	463.69
Membership Dues & Subscriptions	3,363.37
Office Supplies	1,294.35

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Payroll Expenses	
Benefits & Admin Fees	100.00
Employee Benefits	790.00
Payroll Service Processing Fee	2,001.76
Payroll Taxes	27,673.16
Salary and Wage	185,778.13
Tips	1,221.24
Total Payroll Expenses	**217,564.29**
Postage & Shipping Supplies	300.70
Professional Services	52,125.96
Rent Expense - G&A	37,243.08
Repairs & Maint, non-production equip	5,739.63
Software Monthly Fees	11,802.33
Taxes, License, Permits, Fees	12,680.76
B&O Tax	5,574.17
Total Taxes, License, Permits, Fees	**18,254.93**
Training and Development	1,287.53
Travel Expense	
Local Transportation	568.23
Lodging	168.43
Mileage	159.84
Total Travel Expense	**896.50**
Utilities	3,996.66
Total General and Administrative	**474,686.93**
Marketing/Communication & Sales	3,595.00
Advertising	8,659.11
Competition and Award Fees	1,299.00
Donations	0.00
Marketing Event Supplies/Expense	1,433.75
Public Relations	620.97
Tasting Room Samples	438.02
Total Marketing/Communication & Sales	**16,045.85**
Production Expenses	
Allocated to Inventory	-597,774.69
Barrels	33,445.00
Cellar Equipment	1,910.84
Contracted Wash	47,196.49
Production Depreciation	57,342.00
Production Equipment Rent/Lease	5,381.51

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Production Supplies	6,279.93
Production Wages	88,066.85
Raw Materials	
Barrel	150.00
Botanicals	2,823.93
Bottles	10,016.15
Corks	14,669.76
GNS	4,708.80
Labels - Spirits	6,861.46
Malt	132,587.00
Yeast	5,790.60
Total Raw Materials	**177,607.70**
Rent Expense - Barrel Storage	28,101.32
Rent Expense - Production	108,470.31
Repairs & Maintenance - Prod	8,384.75
Research & Development	555.96
Stillhouse Equipment	169.84
Truck Rental, incl fuel	8,932.92
Utilities	25,929.27
Total Production Expenses	**0.00**
QuickBooks Payments Fees	20.90
Tasting Room Expenses	64.00
Depreciation Tasting Room	2,490.00
Repairs & Maintenance - Tasting Room	1,141.54
Supplies - Tasting Room	11,621.71
Bitters and Tinctures	641.32
Total Supplies - Tasting Room	**12,263.03**
Total Tasting Room Expenses	**15,958.57**
Total Expenses	**$506,955.43**
NET OPERATING INCOME	**$ -171,737.19**
Other Income	
Cash Over or Short	-0.10
Interest Income	15.75
Other Income	60,815.11
Sale of Fixed Assets	8,841.48
Total Other Income	**$69,672.24**
Other Expenses	
Deferred Tax Expense/(Benefit)	-88,500.00
Excess Hand Sanitizer Cost	259,409.00

Big Derby Distilling Company

Profit and Loss
January - December 2020

	TOTAL
Other Expense	-324.57
Total Other Expenses	**$170,584.43**
NET OTHER INCOME	$ -100,912.19
NET INCOME	$ -272,649.38

CERTIFICATION

I, Jason Parker, Principal Executive Officer of Big Derby Distilling Co., hereby certify that the financial statements of Big Derby Distilling Co. included in this Report are true and complete in all material respects.

Jason Parker

President